Exhibit 99.11

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, April 26, 2013

First quarter 2013 results1

	1Q13	1Q12	Change vs 1Q12
Adjusted net income[2]

- in billion euros (B€)	2.9	3.1	-7%
- in billion dollars (B$)	3.8	4.0	-6%

- in euros per share	1.26	1.36	-7%
- in dollars per share	1.67	1.78	-7%
Net income[3] of 1.5 B€ in the first quarter 2013

Net-debt-to-equity ratio of 25.9% on March 31, 2013

Upstream production of 2,323 kboe/d in the first quarter 2013

1Q13 interim dividend of 0.59 €/ share payable in September 2013[4]

Commenting on the results, Christophe de Margerie, Chairman and CEO said :

« The Group delivered solid results of 2.9 billion euros in adjusted net income for the first quarter, illustrating the Group’s many strengths.

In the UK North Sea, the Group internalized lessons learned to successfully restart the Elgin-Franklin fields in March. With the launch of the Moho Nord project, the most significant of its kind in the Republic of Congo, the Group will deploy innovative deep-offshore technologies, further demonstrating the Group’s ability to expand its horizons while respecting the social and environmental commitments inherent to its operations.

The Group’s commitment to strict investment discipline was evidenced, in particular, by the sale of its interest in the Voyageur upgrader in Canada following a comprehensive review of strategic options.

Finally, in the downstream, the quality of the results generated in the first quarter highlights the progress made in implementing the optimization programs.

With this ability to adapt to an evolving environment and opportunity set, Total continues to progress with confidence toward achieving its goals. »

[1]

Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 has been restated; however, the impact on such restated results is not significant (see note 1 of the notes to the consolidated financial statements).

[2]

Definition of adjusted results on page 2 – dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.3206 $/€ in the 1st quarter 2013, 1.3108 $/€ in the 1st quarter 2012, 1.2967 $/€ in the 4th quarter 2012.

[3]	Group share.
[4]	The ex-dividend date will be September 24, 2013. Pending approval at the May 17, 2013, Annual Shareholders Meeting, the remaining 0.59 €/share dividend for 2012 will be paid June 27, 2013.

•	Key figures[5]

in millions of euros except earnings per share and number of shares	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Sales	48,130	49,868	51,168	-6%
Adjusted operating income from business segments	5,779	5,819	6,788	-15%
Adjusted net operating income from business segments	3,114	3,320	3,262	-5%
• Upstream	2,466	2,686	3,057	-19%
• Refining & Chemicals	383	367	64	x6
• Marketing & Services	265	267	141	+88%
Adjusted net income	2,863	3,041	3,080	-7%
Adjusted fully-diluted earnings per share (euros)	1.26	1.34	1.36	-7%
Fully-diluted weighted-average shares (millions)	2,269	2,270	2,265	-
Net income (Group share)	1,537	2,341	3,668	-58%
Investments[6]	5,984	6,623	5,940	+1%
Divestments	616	1,566	1,690	-64%
Net investments	5,368	5,057	4,250	+26%
Cash flow from operations	3,718	5,865	5,267	-29%
Adjusted cash flow from operations	5,209	5,691	5,095	+2%

In millions of dollars[7] except earnings per share and number of shares	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Sales	63,560	64,664	67,071	-5%
Adjusted operating income from business segments	7,632	7,545	8,898	-14%
Adjusted net operating income from business segments	4,112	4,305	4,276	-4%
• Upstream	3,257	3,483	4,007	-19%
• Refining & Chemicals	506	476	84	x6
• Marketing & Services	350	346	185	+89%
Adjusted net income	3,781	3,943	4,037	-6%
Adjusted fully-diluted earnings per share (euros)	1.67	1.74	1.78	-7%
Fully-diluted weighted-average shares (millions)	2,269	2,270	2,265	-
Net income (Group share)	2,030	3,036	4,808	-58%
Investments[6]	7,902	8,588	7,786	+1%
Divestments	813	2,031	2,215	-63%
Net investments	7,089	6,557	5,571	+27%
Cash flow from operations	4,910	7,605	6,904	-29%
Adjusted cash flow from operations	6,879	7,380	6,679	+3%

[5]

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 15 and the inventory valuation effect is explained on page 12.

[6]	Including acquisitions.
[7]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Main events since the start of the first quarter 2013

•	Launched the development of Moho Nord in the Republic of Congo

•	Restarted production at Elgin-Franklin in the UK North Sea

•	Exploration well Ivoire-1X on block CI-100 in the Ivory Coast encountered a horizon with high-quality oil.

•	Expanded exploration acreage by obtaining permits in offshore Cyprus

•	Finalized an agreement to acquire an additional 6% in the Ichthys LNG project in Australia

•	Sold of a 49% stake in the Voyageur project in Canada and finalized the sale of a 9.99% indirect interest in Block 14 offshore Angola

•	Announced the sale of a 25% interest in Tempa Rossa in Italy

•	Signed agreement with a consortium of buyers for the sale of TIGF, a natural gas transportation and storage affiliate in France

•	Received a binding offer and entered into exclusive negotiations for the sale by Total of its fertilizers business subsidiary GPN SA

•	First quarter 2013 results

    > Operating income from business segments

In the first quarter 2013, the Brent price averaged 112.6 $/b, a decrease of 5% compared to the first quarter 2012 and an increase of 2% compared to the fourth quarter 2012. The European refining margin indicator (ERMI) averaged 26.9 $/t, an increase of 29% compared to the first quarter 2012, but a decrease of 21% compared to the fourth quarter 2012. The environment for petrochemicals improved in Europe thanks to a decline in feedstock costs, yet demand continued to be weak.

The euro-dollar exchange rate averaged 1.32 $/€ in the first quarter 2013, compared to 1.31 $/€ in the first quarter 2012 and 1.30 $/€ in the fourth quarter 2012.

In this environment, the adjusted operating income8 from business segments was 5,779 M€, a decrease of 15% compared to the first quarter 2012. Expressed in dollars, there was a decrease of 14%. This decrease is essentially due to the decrease in Upstream results compared to the first quarter 2012, which was partially offset by improved results from Refining & Chemicals and Marketing & Services.

The effective tax rate9 for the business segments was 58.1% in the first quarter 2013 compared to 60.1% in the first quarter 2012, essentially due to an increased contribution of downstream activities to the pre-tax results of the Group.

Adjusted net operating income from the business segments was 3,114 M€ for the first quarter 2013 compared to 3,262 M€ in the first quarter 2012, a decrease of 5%.

Expressed in dollars, the adjusted net operating income from the business segments was 4.1 B$, a decrease of 4% compared to the first quarter 2012. This decrease is mainly due to a lower contribution from Upstream in an environment less favorable than that of the first quarter 2012.

[8]	Special items affecting operating income from the business segments had a negative impact of 6 M€ in the 1st quarter 2013 and a negative impact of 65 M€ in the 1st quarter 2012.
[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments + tax on adjusted net operating income).

    > Net income (Group share)

Adjusted net income was 2,863 M€ compared to 3,080 M€ in the first quarter 2012, a decrease of 7%. Expressed in dollars, adjusted net income decreased by 6%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value, and special items10:

•	The after-tax inventory effect had a negative impact on net income of 51 M€ in the first quarter 2013 compared to a positive impact of 590 M€ in the first quarter 2012.

•	Changes in fair value had a positive impact on net income of 1 M€ in the first quarter 2013 compared to a negative impact of 20 M€ in the first quarter 2012.

•

Special items[11] had a negative impact on net income of 1,276 M€ in the first quarter 2013, comprised essentially of a net loss of 1,247 M€ relating to the sale of a 49% interest in the Voyageur upgrader project in Canada. This decision, following a strategic review of this project, is consistent with the Group’s commitment to economically develop its Canadian oil sands projects and provides investment savings of about 6 B$ over the next five years.

•	In the first quarter 2012, special items had a positive impact of 18 M€.

Net income (Group share) was 1,537 M€ compared to 3,668 M€ in the first quarter 2012.

The effective tax rate for the Group was 58.8% in the first quarter 2013, compared to 60.6% in the first quarter 2012.

On March 31, 2013, there were 2,269 million fully-diluted shares, compared to 2,264 on March 31, 2012.

Adjusted fully-diluted earnings per share, based on 2,269 million fully-diluted weighted-average shares, was €1.26, compared to €1.36 in the first quarter 2012.

Expressed in dollars, adjusted fully-diluted earnings per share decreased by 7% to $1.67.

    > Investments – Divestments12

Investments, excluding acquisitions and including changes in non-current loans, were 4.85 B€ (6.4 B$) in the first quarter 2013, an increase of 25% compared to 3.9 B€ (5.1 B$) in the first quarter 2012.

Acquisitions were 934 M€ (1,233 M$) in the first quarter 2013, comprised essentially of the acquisition of an additional 6% stake in Ichthys LNG, exploration permits in Mozambique, and the carry agreement in the Utica shale gas and condensates field in the United States.

Asset sales in the first quarter 2013 were 420 M€ (555 M$), including mainly the sale of a 49% interest in the Voyageur upgrader project in Canada. Several asset sales have been announced by the Group, including TIGF, Usan, and Tempa Rossa, which are in-progress and are not reported in the accounts of the first quarter 2013. These transactions represent about 5 B$ in the aggregate.

Net investments13 were 5.4 B€ (7.1 B$) in the first quarter 2013 compared to 4.2 B€ (5.6 B$) in the first quarter 2012.

[10]	Adjustment items explained on page 12.
[11]	Detail shown on page 15.
[12]	Detail shown on page 16.
[13]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.

    > Cash flow

Cash flow from operations was 3,718 M€ in the first quarter 2013, a decrease of 29% compared to the first quarter 2012.

Adjusted cash flow from operations14 was 5,209 M€, an increase of 2% compared to the first quarter 2012. Expressed in dollars, adjusted cash flow from operations was 6.9 B$, an increase of 3% compared to the first quarter 2012.

The Group’s net cash flow15 was negative 1,650 M€, compared to positive 1,017 M€ in the first quarter 2012.

Expressed in dollars, the Group’s net cash flow was negative 2.2 B€ in the first quarter 2013, compared to positive 1.3 B€ in the first quarter 2012. This decrease is mainly due to changes in working capital and net investments between the two periods.

The net-debt-to-equity ratio was 25.9% on March 31, 2013, compared to 21.9% on December 31, 2012, and 22.6% on March 31, 2012.16

[14]	Cash flow from operations at replacement cost before changes in working capital.
[15]	Net cash flow = cash flow from operations—net investments.
[16]	Detail shown on page 17.

•	Analysis of business segment results

Upstream

    > Environment – liquids and price realizations*

	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Brent ($/b)	112.6	110.1	118.6	-5%
Average liquids price ($/b)	106.7	106.4	115.2	-7%
Average gas price ($/Mbtu)	7.31	6.94	7.16	+2%
Average hydrocarbons price ($/boe)	77.4	77.0	82.1	-6%

*	consolidated subsidiaries, excluding fixed margins

    > Production

Hydrocarbon production	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Combined production (kboe/d)	2,323	2,293	2,372	-2%
• Liquids (kb/d)	1,193	1,206	1,229	-3%
• Gas (Mcf/d)	6,137	5,897	6,226	-1%

Hydrocarbon production was 2,323 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2013, a decrease compared to the first quarter 2012, essentially as a result of:

•	+4% for start-ups and ramp-ups of new projects,

•	-3% for normal decline and maintenance,

•	-0.5% for portfolio changes, comprised essentially of the sale of assets in the UK, Nigeria and Columbia, net of the positive effect of an increased interest in Novatek,

•	-2.5% for the incident at Elgin in the UK North Sea and security conditions in Nigeria.

Results

Effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Marketing & Services. As a result, certain information has been restated according to the new organization.

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Adjusted operating income*	4,960	5,049	6,508	-24%
Adjusted net operating income*	2,466	2,686	3,057	-19%
• includes adjusted income from equity affiliates	633	350	495	+28%
Investments	5,255	5,518	5,306	-1%
Divestments	543	1,415	748	-27%
Cash flow from operating activities	4,150	4,429	5,766	-28%
Adjusted cash flow from operating activities	4,186	4,494	4,713	-11%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,466 M€ in the first quarter 2013 compared to 3,057 M€ in the first quarter 2012, a decrease of 19%. Expressed in dollars, adjusted net operating income from the Upstream segment was 4,007 M$ in the first quarter of 2012, compared to 3,257 M$ in the first quarter 2013. The decrease is explained by a less favorable environment and a decrease in production between the two periods, as well as higher technical costs. The increase in technical costs is mainly due to higher amortization.

The effective tax rate for the Upstream segment was 62.7%, compared to 61.0% in the first quarter 2012, mainly due to increased non-deductible exploration charges.

For the twelve months ended March 31, 2013, the return on average capital employed (ROACE17) for the Upstream segment was 17%, compared to 18% for the full-year 2012.

The annualized for the first quarter 2013 ROACE of the Upstream segment was 15%.

[17]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Refining & Chemicals

    > Refinery throughput and utilization rates*

	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Total refinery throughput (kb/d)	1,763	1,648	1,830	-4%
• France	627	532	692	-9%
• Rest of Europe	866	847	879	-1%
• Rest of world	270	269	259	+4%
Utilization rates**
• Based on crude only	83%	76%	82%
• Based on crdue and other feedstock	86%	79%	88%

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Serives segment.
**	based on distillation capacity at the beginning of the year

The decrease in refinery throughput compared to the first quarter 2012 is mainly due to the turnaround of the Normandy refinery in the context of a modernization project for the first part of the quarter, maintenance at the Donges refinery, and the closure of the Rome refinery that occurred at the end of the third quarter 2012. Throughput was down at the beginning of the quarter during a challenging environment, yet progressively returned to levels comparable to those of the first quarter 2012.

> Results

in millions of euros (except the ERMI)	1Q13	4Q12	1Q12	1Q13 vs 1Q12

European refining margin indicator—ERMI ($/t)	26.9	33.9	20.9	+29%
Adjusted operating income*	410	388	(43)	n/a
Adjusted net operating income*	383	367	64	x6
• contribution of Specialty Chemicals**	90	94	91	-1%
Investments	533	573	429	+24%
Divestments	27	101	141	-81%
Cash flow from operations	(288)	502	(36)	n/a
Adjusted cash flow from operations	563	672	128	x4

*	detail of adjustment items shown in the business segment information annex to financial statements
**	Hutchinson, Bostik, Atotech

The ERMI averaged 26.9 $/t in the first quarter 2013, an increase of 29% compared to the first quarter 2012.

Adjusted net operating income from the Refining & Chemicals segment was 383 M€ in the first quarter 2013, nearly six times than that of the first quarter 2012.

Expressed in dollars, the increase is identical and is due to the improvement of refining margins and petrochemical margins at the end of the quarter as well as improved operational performance of facilities.

For the twelve months ended March 31, 2013, the ROACE for the Refining & Chemicals segment was 10%, compared to 9% for the full-year 2012.

The annualized first quarter 2013 ROACE of the Refining & Chemicals segment was 9%.

Marketing & Services

    > Refined product sales

Sales in kb/d*	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Europe	1,108	1,123	1,211	-9%
Rest of world	607	583	529	+15%
Total sales volumes	1,715	1,706	1,740	-1%

*	excludes trading and bulk sales, includes share of TotalErg

In the first quarter 2013, sales volumes decreased by 1% compared to the first quarter 2012. This decrease is due to a decline in European sales, which were particularly impacted by the closure of the Rome refinery, in an environment of decreasing demand for refined products. The decrease in sales of specialty products was partially offset by increased sales outside of Europe.

    > Results

Effective July 1, 2012, Marketing & Services includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Sales	20,999	21,669	21,852	-4%
Adjusted operating income*	409	382	323	+27%
Adjusted net operating income*	265	267	141	+88%
• contribution of New Energies	(13)	14	(116)	n/a
Investments	187	508	198	-6%
Divestments	38	46	45	-16%
Cash flow from operating activities	(93)	1 024	(444)	n/a
Adjusted cash flow	434	353	270	+61%

*	detail of adjustment items shown in the business segment information annex to financial statement.

Marketing & Services sales were 21 B€, a decrease of 4% compared to the first quarter 2012.

Adjusted net operating income from the Marketing & Services segment was 265 M€ in the first quarter 2013, an increase of 88% compared to the first quarter 2012, mainly due to improved margins on certain specialty products and an improved contribution from New Energies.

For the twelve months ended March 31, 2013, the ROACE for the Marketing & Services segment was 13%, compared to 12% for the full-year 2012.

The annualized first quarter 2013 ROACE of the Marketing & Services segment was 15%.

•	Summary and Outlook

The ROACE for the Group for the twelve months ended March 31, 2013, was 15%, compared to 16% for the full-year 2012. The annualized first quarter 2013 ROACE for the Group was 14%.

The return on equity for the twelve months ended March 31, 2013, was 17%, compared to 18% for the full-year 2012.

Pending approval at the May 17, 2013 Annual Shareholders Meeting, TOTAL S.A. will pay on June 27, 2013, the 0.59 €/share remainder of the 2012 dividend.18 The 2012 cash dividend represents a total of 2.34 €/share, an increase of 3% compared to the previous year.

In addition, the Board of Directors decided on April 25, 2013, to pay a first quarter 2013 interim dividend of 0.59 €/share on September 27, 2013.19

Since the beginning of the year, the Group successfully restarted production at Elgin-Franklin in the UK North Sea following the approval of the safety case by UK authorities. Production has reached nearly 50% of the fields’ potential. The next scheduled start-ups include Angola LNG, Sulige in China, and Kashagan in Kazakhstan. Total continues to pursue the development of its major projects, most recently with the launch of Moho Nord.

The Group’s ambitious exploration program continues with high-potential wells targeting frontier prospects, including in Gabon, Kenya and Indonesia. 80% of Total’s exploration potential this year is yet to be drilled.

In the downstream, refinery throughput in the second quarter will be impacted by a turnaround at Carling and scheduled maintenance at Antwerp. Since the beginning of the second quarter 2013, European refining margins and petrochemicals margins have been trending favorably.

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To listen to a presentation by CFO Patrick de la Chevardière to financial analysts today at 15:00 (Paris time), please log on to www.total.com or call +44 (0)203 367 9459 in Europe or +1 855 402 7763 in the U.S. (listen-only). For a replay, please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the U.S. (code: 281 147).

[18]	The ex-dividend date will be June 24, 2013.
[19]	The ex-dividend date will be September 24, 2013.

This press release presents the first quarter 2013 results from the interim consolidated financial statements of TOTAL S.A. as of March 31, 2013. The notes to these consolidated financial statements (unaudited) are available on the TOTAL web site (www.total.com).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault—92078 Paris-La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

Operating information by segment

for first quarter 2013

•	Upstream

Combined liquids and gas production by region (kboe/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Europe	392	421	499	-21%
Africa	692	701	709	-2%
Middle East	542	482	511	+6%
North America	71	67	68	+4%
South America	172	175	182	-5%
Asia-Pacific	236	227	214	+10%
CIS	218	220	189	+15%
Total production	2,323	2,293	2,372	-2%
Includes equity affiliates	681	624	628	+8%

Liquids production by region (kb/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Europe	166	185	226	-27%
Africa	552	568	566	-2%
Middle East	329	312	300	+10%
North America	27	26	24	+13%
South America	57	57	63	-10%
Asia-Pacific	31	28	24	+29%
CIS	31	30	26	+19%
Total production	1,193	1,206	1,229	-3%
Includes equity affiliates	325	307	299	+9%

Gas production by region (Mcf/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Europe	1,215	1,270	1,492	-19%
Africa	707	654	730	-3%
Middle East	1,165	930	1,143	+2%
North America	250	228	247	+1%
South America	637	657	663	-4%
Asia-Pacific	1,151	1,127	1 073	+7%
CIS	1,012	1,031	878	+15%
Total production	6,137	5,897	6,226	-1%
Includes equity affiliates	1,922	1,712	1,773	+8%

Liquefied natural gas	1Q13	4Q12	1Q12	1Q13 vs 1Q12

LNG sales* (Mt)	2.90	2.73	3.22	-10%

*	sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient

•	Downstream (Refining & Chemicals and Marketing & Services)

Refined product sales by region (kb/d)*	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Europe	1,978	1,964	2,066	-4%
Africa	448	413	392	+14%
Americas	481	435	441	+9%
Rest of world	505	531	568	-11%
Total consolidated sales	3,412	3,343	3,467	-2%
Includes bulk sales	521	545	501	+4%
Includes trading	1,176	1,092	1,226	-4%

*	includes share of TotalErg

Adjustment items

•	Adjustments to operating income

in millions of euros	1Q13	4Q12	1Q12

Special items affecting operating income	(6)	(826)	(65)
• Restructuring charges	(2)	62	—
• Impairments	(4)	(340)	—
• Other	—	(548)	(65)
Pre-tax inventory effect : FIFO vs. replacement cost	(88)	(462)	846
Effect of change in fair value	2	13	(25)
Total adjustments affecting operating income	(92)	(1,275)	756

•	Adjustments to net income (Group share)

in millions of euros	1Q13	4Q12	1Q12

Special items affecting operating income (Group share)	(1,276)	(398)	18
• Gain (loss) on asset sales	(1,247)	226	80
• Restructuring charges	(26)	(4)	—
• Impairments	(3)	(337)	(20)
• Other	—	(283)	(42)
After-tax inventory effect : FIFO vs. replacement cost	(51)	(312)	590
Effect of change in fair value	1	10	(20)
Total adjustments affecting net income	(1,326)	(700)	588

Effective tax rates

Effective tax rate*	1Q13	4Q12	1Q12

Upstream	62.7%	54.8%	61.0%
Group	58.8%	52.5%	60.6%

*	tax on adjusted net operating income / (adjusted net operating income—income from equity affiliates, dividends received from investments + tax on adjusted net operating income)

Investments—Divestments

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Investments excluding acquisitions*	4,854	5,360	3,873	+25%
• Capitalized exploration	362	380	350	+3%
• Changes in non-current loans**	277	(181)	159	+74%
Acquisitions	934	578	1,832	-49%
Investments including acquisitions*	5,788	5,938	5,705	+1%
Asset sales	420	881	1,455	-71%
Net investments**	5,368	5,057	4,250	+26%

expressed in millions of dollars***	1Q13	4Q12	1Q12	1Q13 vs 1Q12

Investments excluding acquisitions*	6,410	6,950	5,077	+26%
• Capitalized exploration	478	493	459	+4%
• Changes in non-current loans**	366	(235)	208	+76%
Acquisitions	1,233	749	2,401	-49%
Investments including acquisitions*	7,644	7,700	7,478	+2%
Asset sales	555	1,142	1,907	-71%
Net investments**	7,089	6,557	5,571	+27%

*	includes changes in non-current loans
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period

Net-debt-to-equity ratio

in millions of euros	03/31/2013	12/31/2012	03/31/2012

Current borrowings	10,739	11,016	9,574
Net current financial assets	(535)	(1,386)	(1,322)
Net financial assets classified as held for sale	682	756	—
Non-current financial debt	22,875	22,274	22,428
Hedging instruments of non-current debt	(1,472)	(1,626)	(1,882)
Cash and cash equivalents	(13,415)	(15,469)	(13,330)
Net debt	18,874	15,565	15,468
Shareholders’ equity	73,846	71,185	69,862
Estimated dividend payable	(2,666)	(1,299)	(2,573)
Minority interests	1,785	1,280	1,274
Equity	72,965	71,166	68,563
Net-debt-to-equity ratio	25.9%	21.9%	22.6%

2013 sensitivities*

	Scenario	Change	Impact on adjusted operating income	Impact on adjusted net operating income

Dollar	1.30 $/€	+0.1 $ par €	-2,2 B€	-0,95 B€
Brent	100 $/b	+1 $/b	+0.24 B€ / 0.31 B$	+0.11 B€ / 0.14 B$
European refining margins (ERMI)	30 $/t	+1 $/t	+0.08 B€ / 0.1 B$	+0.05 B€ / 0.06 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions of the Group’s portfolio in 2013. Actual results could vary significantly from estimates based on the application of these sensitivities.

The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 70% respectively. The remaining impact is essentially on the Refining & Chemicals segment.

Return on average capital employed

•	Twelve months ended March 31, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	10,554	1,695	954	12,764
Capital employed at 03/31/2012*	57,382	15,790	7,484	82,009
Capital employed at 03/31/2013*	67,187	17,096	7,503	90,694
ROACE	16.9%	10.3%	12.7%	14.8%

•	Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	11,145	1,376	830	12,927
Capital employed at 12/31/2011*	56,910	15,454	6,852	79,976
Capital employed at 12/31/2012*	63,862	15,726	6,986	84,152
ROACE	18.5%	8.8%	12.0%	15.8%

*	at replacement cost(excluding after-tax inventory effect)